Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We have issued our report dated March 29, 2010 with respect to the financial statements and schedule of Russell Hobbs, Inc. as of June 30, 2009 and 2008 and for the years then ended. We have also issued our report dated September 25, 2008 (except for section titled “Water Filtration Business” in Note 5, as to which the date is March 29, 2010), with respect to the financial statements and schedule of Russell Hobbs, Inc. as of June 30, 2008 and June 30, 2007, and for the year ended June 30, 2008, the six months ended June 30, 2007 and the year ended December 31, 2006. These financial statements and schedules are contained in the Registration Statement and Prospectus. We consent to the use of the aforementioned reports in the Registration Statement and Prospectus, and to the use of our name as it appears under the caption “Experts.”

/s/ Grant Thornton LLP

Fort Lauderdale, Florida

April 30, 2010